Exhibit (a)(6)
                                                         [To be sent via e-mail]

        [Supplemental and Revised Information Concerning Offer to Grant]

To: All Eligible Employees of Genesys ("Genesys" or the "Company") under the Offer to Grant, dated November 19, 2002

Re:  Supplemental and Revised Information Concerning the Offer to Grant

         This memorandum provides supplemental and revised information concerning the Offer to Grant, dated November 19, 2002 (the "offer to grant"), as follows. Pursuant to this letter, we are (i) amending Section 9 of the offer to grant ("Information Concerning Genesys") to add certain summary financial information concerning Genesys and (ii) deleting and replacing Sections 3 ("Procedures for Renouncing the Right to the Benefit of Your Eligible Options"), 16 ("Additional Information") and 17 ("Forward Looking Statements") of the offer to grant with revised language, as provided below. This letter does not alter the terms and conditions previously set forth in the offer to grant, and should be read in conjunction with the offer to grant.

                           *  *  *  *  *  *  *  *

         Section 9. The following tables set forth selected financial and operating data of Genesys to supplement the information set forth in Section 9 of the offer to grant ("Information Concerning Genesys"). The information presented below should be read together with our annual report on Form 20-F and our other SEC filings referred to in Section 16 of the offer to grant ("Additional Information").

                             Selected Financial Data
       (in accordance with U.S. generally accepted accounting principles)

                        (in thousands except share data)

1. Consolidated statements of operations data

                           For the year ended           For the three months ended       For the nine months ended
                               December 31,                    September 30,                    September 30,
                          2000            2001             2001            2002             2001             2002
                          ----            ----             ----            ----             ----             ----
                                                                (Unaudited)                      (Unaudited)
Revenue             (euro) 92,419  (euro) 178,951    (euro) 50,894   (euro) 46,863   (euro) 124,482  (euro) 154,261
Gross profit               51,698         102,775           28,518          26,558           71,532          87,309
Operating loss             (2,962)        (91,266)         (10,165)         (1,085)         (22,148)        (12,887)
Net loss                   (5,972)        (98,527)         (14,639)         (4,234)         (33,562)        (21,775)
Basic and diluted
net loss per share          (0.76)          (7.65)           (1.05)          (0.27)           (2.77)          (1.40)
Ratio of earnings to
fixed charges               (6.66)          (0.09)           (0.26)          (1.28)           (0.27)          (0.50)

                       2. Consolidated balance sheet data

                                                      As at December 31,           As at September 30,
                                                   2000               2001                2002
                                                   ----               ----                ----
                                                                                      (Unaudited)
Current assets                                 (euro) 77,338      (euro) 80,465       (euro) 55,576
Non current assets                                   129,831            329,939             297,652
Current liabilities                                   34,633             72,704              61,988
Long-term portion of long-term liabilities            44,423            174,832             150,874
Shareholders' equity                                 128,113            162,868             140,366
Book value per ordinary share                          13.71              10.67                9.12


         Section 3. Section 3 of the offer to grant ("Procedures for Renouncing the Right to the Benefit of Your Eligible Options") is deleted in its entirety and replaced with the following revised language, which revisions have been highlighted:

               3. PROCEDURES FOR RENOUNCING THE RIGHT TO THE BENEFIT OF YOUR ELIGIBLE OPTIONS.

               Proper Renunciation.

               To validly renounce the benefit of your eligible options pursuant to this offer, you must properly complete, sign and deliver to us the signature page to the acceptance letter (using the form attached to the end of this document), or a facsimile thereof. We will only accept delivery of your signature page to the acceptance letter by regular external mail or facsimile. We CANNOT accept delivery by any form of interoffice mail. We must receive your completed and signed signature page at the following address or fax number: Mr. Patrick Janel, L'Acropole, 954-980 Avenue Jean Mermoz, CS 69004 34967, Montpellier Cedex 2, France:
               +33 4 99 13 25 31, before the expiration of the offer.

               The only acceptable methods of delivery are regular external mail and facsimile, as indicated above. If delivery is by external mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Any renunciation of the right to the benefit of eligible options will not be considered complete unless and until we receive the completed signature to the acceptance letter. Delivery by any form of interoffice mail will not be accepted.

               Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects.

               We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any renunciation of a right to the benefit of eligible options. Our determination of these matters will be final and binding on all parties. We may reject any or all renunciations that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all proper and timely renunciations relating to eligible options which are not validly withdrawn. We may also waive any of the conditions of this offer or any defect or irregularity in any renunciation with respect to any particular eligible option or any particular eligible employee. No renunciation of a right to the benefit of eligible options will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in a renunciation, and no one will be liable for failing to give notice of any defects or irregularities.

               Our Acceptance Constitutes an Agreement.


               Your renunciation of the benefit of your eligible options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this offer and will be controlling, absolute and final, subject to your withdrawal rights under Section 4 below and our acceptance of such renunciation in accordance with Section 5 below. If we accept your renunciation, within sixty (60) days (and most likely within one (1) week) following the expiration of the offer, you will receive a written communication from us (in the form attached to the Schedule TO as Exhibit (a)(6)) confirming our acceptance of your renunciation, describing the results of this offer and providing that you will receive a grant of new options on or about the first regularly scheduled meeting of our board of directors following the end of the six-month and one-day period following the date renounced options are cancelled, in accordance with and subject to the terms and conditions of this offer. Our acceptance of your renunciation relating to your eligible options pursuant to this offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of this offer.


               Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly and timely renounced eligible options that have not been validly withdrawn.

         Section 16. Section 16 of the offer to grant ("Additional Information") is deleted in its entirety and replaced with the following revised language, which revisions have been highlighted:

               16. ADDITIONAL INFORMATION.

               We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer document is a part, with respect to the offer. This offer document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to renounce your right to the benefit of your eligible options:

               Our Annual Report on Form 20-F for the year ended December 31, 2001, filed June 12, 2002;

               The description of our ordinary shares and American Depositary Shares contained in our registration statement on Form F-4 filed on February 12, 2001 under the headings "Description of Genesys Share Capital Stock" and "Description of Genesys American Depositary Receipts", including all amendments or reports updating this description; and

               Our Reports on Form 6-K, dated June 12, 2002, June 19, 2002, June 25, 2002, July 10, 2002, July 11, 2002, August 6, 2002, August 9,
               2002, August 13, 2002, August 14, 2002, August 21, 2002,
               September 4, 2002, September 10, 2002, September 16, 2002, October 30, 2002, November 5, 2002, November 8, 2002 and November 15, 2002.


               We will revise this offer document to incorporate by reference any additional documents that we may file with the SEC between the date of this offer document and the expiration date of our offer.


               These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

               450 Fifth                                        500 West
               Street, N.W.                                     Madison
               Room 1024                                        Street
               Washington,                                      Suite 1400
               D.C. 20549                                       Chicago,
                                                                Illinois
                                                                60661

               You may obtain information on the operation of the public reference rooms by calling the SEC at l-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

               Our ordinary shares are listed for trading on the Nouveau Marche of Euronext Paris S.A. under the number 3955. Our American Depositary Shares are traded on Nasdaq under the symbol "GNSY."

               We will also provide without charge to each person to whom a copy of this offer document is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

               Genesys S.A.

               Attention: Mr. Patrick Janel
               L'Acropole
               954-980 Avenue Jean Mermoz
               CS 69004 34967, Montpellier Cedex 2
               France
               Telephone: +33 4 99 13 27 93

               Facsimile: +33 4 99 13 25 31

               between the hours of 9:00 a.m. and 4:00 p.m., eastern standard time. As you read the documents listed in Section 17, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer document, you should rely on the statements made in the most recent document. The information contained in this offer document about Genesys should be read together with the information contained in the documents to which we have referred you.

         Section 17. Section 17 of the offer to grant ("Forward Looking Statements") is deleted in its entirety and replaced with the following revised language, which revisions have been highlighted:

               17. FORWARD LOOKING STATEMENTS.


               Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this offer document and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.